FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of September 3, 2008

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Tenaris's press release announcing its expansion of production capacity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2008

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Gio vanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris to Expand Production Capacity

Luxembourg, September 2, 2008 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) announced today that it plans to increase its production capacity by installing a state-of-the-art small diameter rolling mill up to 7” with an annual production capacity of 450,000 tons of seamless pipes at its industrial facilities located in Veracruz, Mexico. The installation of the mill, together with associated iron and steel making and finishing facilities, will require an investment of approximately US$1.6 billion. The mill is expected to begin operations by 2011.

In addition to this investment in Mexico, Tenaris plans to continue to invest in its industrial facilities throughout the world and its capital investments, excluding the new mill in Mexico, are expected to amount to approximately US$450 million per year over the next three years.

With these investments, Tenaris plans to increase its industrial capacity to meet the growing needs of its customers in Mexico and worldwide, as oil and gas drilling activity expands and becomes more complex.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.